UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2008

Commission File Number: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Release of Unaudited Financial Results

On September 25, 2008, HLS Systems International, Ltd. (the "Company") released its unaudited financial results for fiscal 2008 fourth quarter and year ended June 30, 2008. The Company’s press release and an overview of the Company’s financial results are attached to this report as Exhibit 99.1 and Exhibit 99.2, respectively.

Departure and Appointment of Certain Officers

Departure of Officer

On September 24, 2008, the Company's Board of Directors accepted Dr. Ben Wang’s resignation from his position as the Chief Financial Officer of the Company, effective as of September 30, 2008 (the "Effective Date"). Dr. Wang’s resignation was due to personal reasons and was not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Officer

On September 24, 2008, the Board of Directors of the Company appointed Ms. Herriet Qu, the Chief Financial Officer of Beijing HollySys Company, Ltd. ("Beijing Hollysys"), one of the Company’s operating subsidiaries, to serve as the Company’s Interim Chief Financial Officer, effective as of the Effective Date, until a permanent replacement for Dr. Wang can be found.

Ms. Herriet Qu was appointed as the Interim Chief Financial Officer of the Company, effective as of September 30, 2008. Ms. Qu has also served, since October 2007, as the Chief Financial Controller of Beijing Hollysys. Prior to joining us Ms. Qu served from January 2002 to September 2007, as the Chief Financial Officer of Chum Investment Corporation, a division of Chum Capital Group, Ltd. Prior to this, Ms. Qu served as a Vice President of Yanhua Technology Co. Ltd., a Chinese manufacturer and exporter of auto maintenance equipment. Ms. Qu holds a degree in International Accounting, from the Tianjin University of Finance and Economics and an MBA from Oklahoma City University.

Ms. Qu had previously entered into the Company’s form of employment agreement in connection with her role as Chief Financial Officer of Beijing Hollysys. Ms. Qu and the Company have not yet changed the terms of Ms. Qu’s employment agreement, but they intend to do so at a future date. Ms. Qu spends 100% of her time on the Company’s affairs.

No family relationship exists between Ms. Qu and any other director or executive officer of the Company and there are no transactions or proposed transactions between Ms. Qu and the Company that would require disclosure under Item 404(a) of Regulation S-K. Except as set forth herein, Ms. Qu does not currently participate in any material plan, contract or arrangement with the Company.

Award of New High Speed Rail Contract

On September 18, 2008, the Company announced that it had been awarded a contract for the design, construction, implementation, and maintenance of a new 300 kilometer per hour high speed rail line that will connect the cities of Guangzhou and Shenzhen, in Guangdong Province, China. The Company’s press release regarding this event is attached to this report as Exhibit 99.3.

Exhibits
Exhibit
Number	Description
99.1	Press Release, dated September 25, 2008
99.2	Financial Results Overview
99.3	Press Release, dated September 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:/s/ Changli Wang
Changli Wang
President and Chief Executive Officer

Date: September 29, 2008

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press Release, dated September 25, 2008
99.2	Financial Results Overview
99.3	Press Release, dated September 18, 2008.